August 28, 2023

VIA EDGAR

Benjamin Richie

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Advanced Biomed Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 11, 2023

File No. 333-272110

Dear Mr. Richie,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 25, 2023, relating to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 4”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 3), all page references herein correspond to the page of the Amendment No. 4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 4.

Form S- 1/A Filed August 11, 2023

Exhibit 23.1, page 23

1. The report date included on the consent as it relates to Note 12 is different than reflected on the auditors' report. Please have your auditor revise as necessary.

Response: In response to the Staff’s comment, the Company’s auditor has revised its consent to correctly state the date of Note 12.

Exhibits

2. We note the consent of Allbright Law Offices filed as Exhibit 23.4 links to the Exhibit 5.2 dated May 19, 2023, and that Exhibit 5.2 has been removed from the current Exhibit Index. We also note that a revised opinion of Allbright Law Offices was filed as Exhibit 99.3. Please revise to ensure the opinion of Allbright Law Offices is filed as one consistent exhibit number and that the consent links to the currently opinion. We also note comment 14 from our comment letter dated June 7, 2023, which we reissue in part. Please have counsel revise Section C.5. and the last sentence of the opinion to ensure both places cover the disclosure on the cover page. Additionally, it appears the opinion of Wiseteam Law Firm filed as Exhibit 99.4 is a tax opinion that should be filed pursuant to Item 601(b)(8) of Regulation S-K.

Response: We note the Staff’s comment and have revised the exhibits list accordingly. An updated opinion from AllBright Law Offices has been filed with the Commission.

We respectfully advise the Staff that Wiseteam Law Firm also opined on certain Taiwan laws and regulations not related to tax matters, and thus its opinion is also filed as Exhibit 99.4.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP